UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Maxygen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

577776107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577776107	Page 2 of 7 Pages

1.	Names of Reporting Persons. IRS Identification Nos. of above persons (entities only). Russell J. Howard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,387,307[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,387,307[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,387,307[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (See Instructions) IN

[1]

Includes 452,715 shares held by the Russell J. Howard & Maureen C. Howard Trust, of which Dr. Howard is a trustee, 9,621 shares held by the Maxygen, Inc. 401(k) Plan and 1,812,502 shares that are subject to options that are exercisable within 60 days of December 31, 2009.

CUSIP No. 577776107	Page 3 of 7 Pages

1.	Names of Reporting Persons. IRS Identification Nos. of above persons (entities only). Russell J. Howard, Trustee of the Russell J. Howard & Maureen C. Howard Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 452,715
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 452,715
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,715
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4%
12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 577776107	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

Maxygen, Inc.

Item 1(b).	Address of Issuers’ Principal Executive Offices

515 Galveston Drive Redwood City, California 94063

Item 2(a).	Name of Persons Filing

I. Russell J. Howard II. Russell J. Howard, Trustee of the Russell J. Howard & Maureen C. Howard Trust (“Trust”)

Item 2(b).	Address of Principal Business Office

265 Sobrante Way, Suite T Sunnyvale Ca. 94086

Item 2(c).	Citizenship

Russell J. Howard Australia

Trust California

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number

577776107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

Not Applicable

CUSIP No. 577776107	Page 5 of 7 Pages

Item 4.	Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Russell J. Howard 2,387,307[2]

Trust 452,715

(b)	Percent of Class:

Russell J. Howard 7.0%

Trust 1.4%

(c)	Number of shares as to which such person has:

i. Sole power to vote or to direct the vote:

Russell J. Howard 2,387,307[2]

Trust 452,715

ii. Shared power to vote or to direct the vote:

Russell J. Howard 0

Trust 0

iii. Sole power to dispose or to direct the disposition of:

Russell J. Howard 2,387,307[2]

Trust 452,715

iv. Shared power to dispose or to direct the disposition of:

Russell J. Howard 0

Trust 0

[2]

Includes 452,715 shares held by the Russell J. Howard & Maureen C. Howard Trust, of which Dr. Howard is a trustee, 9,621 shares held by the Maxygen, Inc. 401(k) Plan and 1,812,502 shares that are subject to options that are exercisable within 60 days of December 31, 2009.

CUSIP No. 577776107	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Beneficiaries of the Russell J. Howard & Maureen C. Howard Trust have the right to receive the proceeds from the sale of 452,715 shares held by such trust, in accordance with the trust documents.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 577776107	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010		/s/ RUSSELL J. HOWARD
Russell J. Howard

RUSSELL J. HOWARD & MAUREEN C. HOWARD TRUST

	By:	/s/ RUSSELL J. HOWARD
Russell J. Howard, Trustee